Product supplement C
To prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009

Registration Statement No. 333-162195
Dated September 29, 2009
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

90% — 100% Principal Protected Notes Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds

General

- Deutsche Bank AG may offer and sell notes linked to an index or exchange traded fund, or a basket of indices and/or exchange traded funds from time to time. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or basket of indices and/or exchange traded funds to which the notes are linked and a separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The notes are senior unsecured obligations of Deutsche Bank AG.

- Payment on the notes is linked to an underlying index or exchange traded fund, or a basket of indices and/or exchange traded funds, as described below.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in any underlying index or its components or investing in any underlying exchange traded fund or its components.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 7 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 29, 2009

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying

For notes linked to one underlying index (an "**Index**") or exchange traded fund (a "**Fund**"), the **Underlying** will be the Index or Fund designated in the relevant pricing supplement accompanying this product supplement.

For notes linked to a basket of Indices and/or Funds, the **Underlying** will be the basket designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual Indices, Funds or Indices and Funds included in the Basket (each, a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Principal Amount

The denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

Issue Price

100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

Payment at Maturity

The notes do not guarantee the return of your initial investment prior to maturity and do not pay periodic interest payments. Instead, at maturity, you will be entitled to receive a cash payment, for each note, as specified in the relevant pricing supplement. The notes will be subject to a Minimum Payment Amount, as set forth in the relevant pricing supplement. **The Minimum Payment Amount could be as low as 90% of the Principal Amount. As such, the principal protection which applies at maturity (subject to the credit of the issuer) may be less than 100% and could be as low as 90%.**

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Any offering in which DBSI participates will be conducted in compliance with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)."

Definitions

The following defined terms may be used in calculating the payment, if any, on your notes:

Absolute Peak Return

The absolute value of:

$$\frac{\text{Absolute Peak Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Absolute Peak Return will be referred to as the "Absolute Peak Basket Return," "Absolute Peak Fund Return" or "Absolute Peak Index Return," as applicable.

Absolute Return

The absolute value of:

$$\frac{\text{Final Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Absolute Return will be referred to as the "Absolute Basket Return," "Absolute Fund Return" or "Absolute Index Return," as applicable.

Absolute Peak Underlying Level

The Closing Level achieved on any day during the Observation Period which deviates the most from the Initial Underlying Level (whether by exceeding or declining below the Initial Underlying Level).

When used in the relevant pricing supplement, the Absolute Peak Underlying Level will be referred to as the "Absolute Peak Basket Level," "Absolute Peak Fund Level" or "Absolute Peak Index Level," as applicable.

Barrier Event

A Barrier Event may be either an Intra-Day Barrier Event or Closing Barrier Event, as specified in the relevant pricing supplement. The relevant pricing supplement may specify another method for monitoring the Underlying. For example, the relevant pricing supplement may specify weekly monitoring for purposes of determining whether the Underlying has increased above the Upper Barrier or declined below the Lower Barrier.

Closing Barrier Event

A Closing Barrier Event will occur if the Closing Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier or declines below or, if specified in the relevant pricing supplement, equals the Lower Barrier on any day during the Observation Period.

Closing Level

For an Index, the **Closing Level** will equal the closing level of such Index on the relevant date of calculation.

For a Fund, the **Closing Level** will equal the closing price of one share of such Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.

For a Basket, the **Closing Level** will equal the closing level of such Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.

Contingent Return	A return, the method of calculation for which will be specified in the relevant pricing supplement.
Final Basket Level	The Final Basket Level will equal the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.
Final Fund Level	The Final Fund Level will equal the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.
Final Index Level	The Final Index Level will equal the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.
Final Underlying Level	The Final Underlying Level will be one of the following, as applicable: • Final Basket Level • Final Index Level • Final Fund Level
Initial Basket Level	The Initial Basket Level will equal the Closing Level of the Basket on the trade date (the trade date will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.
Initial Fund Level	The Initial Fund Level will equal the Closing Level of the Fund on the trade date (the trade date will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.
Initial Index Level	The Initial Index Level will equal the Closing Level of the Index on the trade date (the trade date will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.
Initial Underlying Level	The Initial Underlying Level will be one of the following, as applicable: • Initial Basket Level • Initial Index Level • Initial Fund Level

Intra-Day Barrier Event	An Intra-Day Barrier Event will occur if the Intra-Day Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier or declines below or, if specified in the relevant pricing supplement, equals, the Lower Barrier during any day during the Observation Period.
Intra-Day Level	For an Index, the **Intra-Day Level** is the level of such Index at any time during the relevant date of calculation.
	For a Fund, the **Intra-Day Level** is the price of one share of such Fund at any time during the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.
	For a Basket, the **Intra-Day Level** is the level of such Basket at any time during the relevant date of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.
Lock-In Level	One or more specified percentages, typically expressed as a level of appreciation of the Underlying Level above the Initial Underlying Level, as specified in the relevant pricing supplement.
Lower Barrier	A level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.
Maturity Date	As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement as described under "Description of Notes — Adjustments to Valuation Dates and Payment Dates."
Maximum Lock-In Level	A percentage equal to the highest Lock-In Level percentage reached or exceeded by the Underlying Level on any of the Observation Dates.
Maximum Return	A percentage which, if applicable, will be specified in the relevant pricing supplement.
Minimum Payment Amount	An amount that will be equal to or greater than 90% of the Principal Amount and equal to or less than 100% of the Principal Amount.
Minimum Return	An amount of the Principal Amount, which may be determined by applying a specified percentage to the Principal Amount. The Minimum Return, if applicable, will be specified in the relevant pricing supplement.
Observation Dates	The days specified in the relevant pricing supplement, subject to postponement as described under "Description of Notes — Adjustments to Valuation Dates and Payment Dates."

Observation Period	Unless otherwise specified in the relevant pricing supplement, the period of trading days (for equity based and commodity based Underlyings and Basket Components) or business days (for currency based Underlyings and Basket Components) on which no market disruption event occurs, commencing on (and including) the trade date to (and including) the Final Valuation Date or the last Averaging Date, as applicable.
Participation Rate	A percentage which, if applicable, will be specified in the relevant pricing supplement.
Payment Return	The Absolute Return, the Absolute Peak Return or the Contingent Return, as specified in the relevant pricing supplement.
Share Adjustment Factor	Unless otherwise specified in the relevant pricing supplement, the Share Adjustment Factor, for any Fund, will be 1.0, subject to adjustments as described under "Description of Notes — Anti-dilution Adjustments for Funds" below.
Underlying Level	On any day, the Underlying Level will equal the Closing Level of the applicable Underlying.
Underlying Return	$$\frac{\text{Final Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$
	When used in the relevant pricing supplement, the Underlying Return may be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.
Upper Barrier	A level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.
Valuation Date(s)	The Final Underlying Level will be calculated on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement.
	We refer to the Final Valuation Date and Averaging Dates generally as "**Valuation Dates**" in this product supplement. Any Valuation Date is subject to postponement as described under "Description of Notes — Adjustments to Valuation Dates and Payment Dates."

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest. Investing in the notes is not equivalent to investing in any Underlying or Basket Component or any of the components underlying any Underlying or Basket Component. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt notes. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.**

The notes may not pay more than the Minimum Payment Amount, which could be as low as 90% of the Principal Amount.

The Minimum Payment Amount could be as low as 90% of the Principal Amount. As such, the principal protection which applies at maturity (subject to the credit of the issuer) may be less than 100% and could be as low as 90%. In addition, you may receive a lower payment at maturity than you would have received if you had invested in the Underlying or Basket Components to which the notes are linked, or in the constituent stocks of any equity Underlyings or Basket Components or contracts related to such Underlying or Basket Components.

The notes do not pay interest.

The notes do not pay interest. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. The return at maturity may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time incurred during the term of the notes. *If the Minimum Payment Amount, as specified in the relevant pricing supplement, is less than 100% it is possible that you could lose money on your initial investment.*

Payments on the notes are subject to Deutsche Bank's creditworthiness.

Although the return on the notes will be based on the performance of the Underlying or Basket Component, as applicable, the payment of any amount due on the notes, including repayment of principal at maturity, is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the market value of the notes. As a result, our actual and perceived creditworthiness will affect the market value of the notes, and in the event we were to default on our obligations, you may not receive any amount owed to you under the terms of the notes.

The appreciation potential of the notes may be limited to a Maximum Return.

If a Maximum Return applies, the Additional Amount you receive will be no greater than the product of the Maximum Return and the Principal Amount, regardless of any appreciation of the Underlying in excess of that Maximum Return.

For notes _with_ a Barrier Event feature, the appreciation potential of the notes is limited to the Payment Return.

If a Barrier Event does not occur, at maturity you will receive the Principal Amount of your notes plus the greater of the Payment Return and the Minimum Return (if applicable). Under no circumstances will your return be greater than the Payment Return and you will not benefit from any appreciation of the Underlying beyond the Upper Barrier or any decrease below the Lower Barrier.

The lock-in feature applies only if the Underlying Level reaches a Lock-In Level on an Observation Date.

For notes with a lock-in feature, the lock-in feature of the notes will apply only if the Underlying Level reaches a Lock-In Level on an Observation Date. If the Underlying Level never reaches at least the lowest Lock-In Level on any Observation Date, no Maximum Lock-In Level will apply and your payment at maturity will be based on the Underlying Return or Payment Return. If the Final Underlying Level is less than the Initial Underlying Level, you will receive only the Minimum Payment Amount at maturity. If the Underlying Level reaches a Lock-In Level on a day other than an Observation Date and is not at or above that Lock-In Level on an Observation Date, that Lock-In Level will not have been reached. The Underlying Level must be at or above a Lock-In Level on an Observation Date for the lock-in feature to apply.

Your return on the notes, if any, generally will not reflect any payments made with respect to the constituents of any Underlying or Basket Component.

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the components underlying any Indices or Funds, and received payments made with respect to such components. This is because the calculation agent will calculate the amount payable to you at maturity by reference to the Closing Levels on the Valuation Date(s) or Observation Dates. The Closing Levels of Indices and Funds generally reflect the prices of the components as calculated in the relevant Index or Fund without taking into consideration the value of any payments to holders of those components.

There are certain indices, generally referred to as total return indices, that include distributions paid on the index components in the index return. If any Index (or index underlying a Fund) is described as a total return index with 100% distribution reinvestment, the distributions paid on the components underlying such Index (or index underlying a Fund) are deemed to be reinvested in such Index (or index underlying a Fund), so that the level of such Index (or index underlying a Fund) would include such distributions.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Final Underlying Level may be different than the Closing Level on the Maturity Date of the notes or at other times during the term of the notes.

Because the Final Underlying Level may be calculated based on the Closing Level on one or more Valuation Dates throughout the term of the notes or near the end of the term of the notes, the level of the Underlying on the Maturity Date or at other times during the term of the notes, including dates near the Valuation Date(s), could be different than the Final Underlying Level. This difference could be particularly large if there is significant volatility in the Underlying Level during the term of the notes (especially on dates near the Valuation Date(s)). You may receive a lower payment at maturity than you would have received if you had invested directly in the Underlying, the Basket Components, the constituents of the Underlying or Basket Components, or contracts relating to the Underlying or Basket Components for which there is an active secondary market. Even if the Underlying increases or decreases within the barriers, if applicable, during the term of the notes, the market value of the notes may not increase by the same amount.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Issue Price of the notes, even in cases where the Closing Level of the Underlying has appreciated since the trade date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. You will receive at least the Minimum Payment Amount only if you hold your notes to maturity.

You will receive at least the Minimum Payment Amount of your notes if you hold your notes to maturity, subject to the credit of the issuer. If you sell your notes in the secondary market prior to maturity, you will not receive any principal protection on the portion of your notes sold. You should be willing to hold your notes to maturity.

In the case of notes linked to a Basket, the Basket Components may not be equally weighted.

The notes may be linked to a Basket composed of more than one index or fund, or some combination thereof. Each such Basket Component may have a different weight in determining the value of the Basket, depending on the component weightings specified in the relevant pricing supplement. For example, for a Basket composed of four Basket Components, the relevant pricing supplement may specify that the weighting of the four Basket Components will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Components is that if a higher-weighted Basket Component has a low return and a lower-weighted Basket Component has a high return, the Underlying Return or Payment Return will reflect the low return of the higher-weighted Basket Component more than it reflects the strong performance of the lower-weighted Basket Component, which may have an adverse effect on the value of the notes.

In the case of notes linked to a Basket, changes in the values of the Basket Components may offset each other.

Price movements in the Basket Components may not correlate with each other. At a time when the values of some of the Basket Components increase or decrease within the barriers, if applicable, the values of other Basket Components may not remain within the barriers or may decrease, negating any beneficial movement of the Basket. Therefore, in calculating the Underlying Return or Payment Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket. For example, in an equally weighted Basket composed of two Basket Components, a 10% appreciation in one Basket Component on any Valuation Date would be completely offset by a 10% decline in the other Basket Component on such Valuation Date.

The Underlying Return or Payment Return will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect an Underlying or Basket Component whose underlying components are traded in currencies other than the U.S. dollar.

Although the components underlying an Underlying or Basket Component may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the notes, which are linked to the Underlying or Basket, are denominated in U.S. dollars, and the amount payable on the notes at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the components underlying the Underlying or Basket Component are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Final Underlying Level and whether a Lock-in Level applies or a Barrier Event occurs. The amount we pay in respect of the notes on the Maturity Date will be determined solely in accordance with the procedures set forth under "Description of Notes — Payment at Maturity."

The notes may be subject to currency exchange rate risk.

Because the prices of the components underlying an Underlying or Basket Component may be converted by the sponsor of the Underlying or Basket Component (the "**Sponsor**") into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the Underlying or Basket Component, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Underlying or Basket Component. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Underlying or Basket Component strengthen or weaken against the U.S. dollar or such other currency. If, taking into account such weighting, the U.S. dollar or such other currency weakens against the respective component currencies, the value of any such Underlying or Basket Component may be positively affected, and the payment at maturity of the notes may be reduced.

In addition the Underlying or Basket Component may track the performance of currencies. In this case, the return you receive on the notes will be directly linked to currency exchange rate risk.

Of particular importance to potential currency exchange rate risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments between countries; and
- the extent of governmental surpluses or deficits in the countries represented in the Underlying or Basket Components and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying or Basket Component, the United States and other countries important to international trade and finance.

The value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Underlying on any day, including, for notes without a Barrier Event feature, if applicable, whether a Maximum Lock-In Level has been invoked, and for notes with a Barrier Event feature, whether the Closing Level of the Underlying has approached or exceeded the Upper Barrier or approached or fallen below the Lower Barrier, will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Underlying. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the market price of the components underlying the Underlying or Basket Components;

- the dividend rate paid in respect of, or on each of the component stocks underlying, any equity based Underlying or Basket Components (to the extent any dividends affect the value of the Underlying or Basket Component);

- supply and demand for the notes;

- the expected frequency and magnitude of changes in the relevant Closing Level (volatility);

- economic, financial, political and regulatory or judicial events that affect each of the components underlying the Underlying or Basket Components or markets generally and that may affect the relevant Closing Level on any relevant day;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Underlying or Basket Components;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The value of the notes may be subject to emerging markets risk.

The value of the notes may be subject to the political and economic risks of emerging market countries through certain Underlyings. Some Underlyings may be linked to companies that are located in emerging market countries and whose notes trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your notes.

The inclusion in the original issue price of each agent's commission and the expected cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the Principal Amount of your notes as described in the relevant pricing supplement, the original issue price of the notes includes each agent's commission and the expected cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

The Sponsor may adjust the Underlying or Basket Component in ways that affect the level of the Underlying or Basket Component, and the Sponsor has no obligation to consider your interests.

The Sponsor is responsible for calculating and maintaining the Underlying or Basket Component. The Sponsor can add, delete or substitute the components underlying the Underlying or Basket Component or make other methodological changes that could change the level of the Underlying or Basket Component. You should realize that the changing of companies included in the Underlying or Basket Component may affect the Underlying or Basket Component, as a newly added company may perform significantly better or worse than the company it replaces. Additionally, the Sponsor may alter, discontinue or suspend calculation or dissemination of the Underlying or Basket Component. Any of these actions could adversely affect the value of the notes. The Sponsor has no obligation to consider your interests in calculating or revising the Underlying or Basket Component.

We do not control the Underlyings or Basket Components or the component stocks underlying any equity based Underlying or Basket Component.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with any of the companies whose stocks are included in any equity based Underlying or Basket Component. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the component stocks underlying the Underlying or Basket Component or your notes. None of the money you pay us will go to the Sponsor or any of the companies included in the Underlying or Basket Component, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

In the case of a Fund, the performance of the Fund may not correlate perfectly with the performance of the index on which the Fund is based.

The shares of a Fund are subject to market supply and investor demand and the market value of one share of the Fund may differ from the net asset value per share of the Fund. In addition, the Fund will reflect transaction costs and fees that are not included in the calculation of the index on which the Fund may be based. Because of the imperfect correlation between the performance of the Fund and the performance of the index on which the Fund is based, the return on the notes will not be the same as an investment directly in the Fund or in the index or in the equity securities included in such index, and will not be the same as a debt security with a payment at maturity linked to the performance of the index on which the Fund is based.

In the case of a Fund, the policies of the sponsor of the Fund and changes that affect the Fund or any index on which the Fund may be based could adversely affect the amount payable on your notes and their market value.

The policies of the sponsor of a Fund (the "**Fund Sponsor**") concerning the calculation of the Fund's net asset value, additions, deletions or substitutions of notes in the Fund and the manner in which changes affecting any relevant index are reflected in the Fund could affect the market price of the shares of the Fund and, therefore, the amount payable on the notes at maturity and the market value of the notes before that date. The amount payable on the notes and its market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the market value of the notes. If events such as these occur or if the Closing Level of the Fund is not available on the relevant Valuation Date because of a market disruption event or for any other reason, the calculation agent may determine the Closing Level of the Fund on the relevant Valuation Date and thus the amount payable on the Maturity Date in a manner it considers appropriate in its sole discretion. We describe the discretion that the calculation agent will have in determining the Closing Levels on the Valuation Date and the amount payable on the notes more fully below under "We or our affiliates may have economic interests adverse to those of the holders of the notes," and in the accompanying pricing supplement.

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor applicable to a Fund for certain events affecting the Fund. The calculation agent is not required, however, to make such adjustments in response to all actions. If such an event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "Description of Notes — Anti-dilution Adjustments for Funds" for further information.

You will not have voting rights or rights to receive dividends.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the component stocks underlying the Underlying or Basket Component would have.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

Deutsche Bank AG and other affiliates of ours trade the components underlying any Underlying or Basket Components and other financial instruments related to the Underlying or Basket Component and its components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other notes or financial instruments linked to the Underlying or Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such notes or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Underlying or Basket Components and, accordingly, could affect the value of the notes and the amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are included in an equity based Underlying or Basket Component, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are included in the Underlying or Basket Component. Any prospective purchaser of notes should undertake such independent investigation of each company whose stock is included in the Underlying or Basket Component as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Underlying or Basket Component or the components underlying any Underlying or Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes. We or our affiliates are active participants in the commodities and currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodity or currency transactions and such transactions may have a negative impact on any Underlying or Basket Component with commodity or currency components.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may affect the market price of the components underlying the Underlying or Basket Components and the level of the Underlying or Basket Components and, therefore, adversely affect the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Closing Levels, the Underlying Return or Payment Return and the amount that we will pay you at maturity. The calculation agent will also be responsible for determining whether a Maximum Lock-in Level applies, whether a market disruption event has occurred, whether an Underlying or Basket Component has been discontinued and whether there has been a material change in the method of calculation of the Underlying or Basket Components. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG may affect the market value of the notes.

Deutsche Bank AG or any of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the Underlying, and therefore the market value of the notes.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Underlying on any day during

14

the Observation Period or on any Observation Date or from calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Valuation Dates (including, if applicable, Observation Dates) and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Closing Level of an Underlying or Basket Component as set forth under "Description of Notes — Adjustments to Valuation Dates and Payment Dates," and such Closing Level may differ substantially from the published Closing Level of such Underlying or Basket Component in the absence of such events. As a result, any such market disruption event may adversely affect your return.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the return on commodity-linked notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of a Commodity Based Underlying or Basket Component and, therefore, the return on the notes.

Commodity futures contracts are subject to uncertain legal and regulatory regimes, which may result in a hedging disruption event and a loss on your investment.

The commodity futures contracts that may comprise Commodity Based Underlyings or Basket Components are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes. The Commodity Futures Trading Commission (the "**CFTC**") has announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your proceeds in a comparable investment.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Generally, if the term of the notes is one year or less, the notes should be treated as short-term debt obligations for U.S. federal income tax purposes.

Generally, if the term of the notes is one year or less, the notes should be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**"). As a result, certain aspects of the tax treatment of an investment in the notes are unclear. See "U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

Generally, if the term of the notes is more than one year, the notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment on the notes until maturity. In addition, any income recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes. See "U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt notes set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities of Deutsche Bank Aktiengesellschaft" in the accompanying prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or a basket of indices and/or exchange traded funds to which the notes will be linked and a separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "**note**" refers to one of our 90% – 100% Principal Protected Notes Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying index (an "**Index**") or fund (a "**Fund**") or a basket of Indices and/or Funds (in such case, the "**Basket**"). An "**Underlying**" is an Index, Fund or Basket, as specified in the relevant pricing supplement. The notes are a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. The notes do not provide for interest payments and may not guarantee a full return of your initial investment. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated as set forth in the relevant pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations that will be specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document should be read as supplementing those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

Absolute Peak Return means the absolute value of:

$$\frac{\text{Absolute Peak Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Absolute Peak Return will be referred to as the "Absolute Peak Basket Return," "Absolute Peak Fund Return" or "Absolute Peak Index Return," as applicable.

Absolute Return means the absolute value of:

$$\frac{\text{Final Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Absolute Return will be referred to as the "Absolute Basket Return," "Absolute Fund Return" or "Absolute Index Return," as applicable.

Absolute Peak Underlying Level means the Closing Level achieved on any day during the Observation Period which deviates the most from the Initial Underlying Level (whether by exceeding or declining below the Initial Underlying Level).

When used in the relevant pricing supplement, the Absolute Peak Underlying Level will be referred to as the "Absolute Peak Basket Level," "Absolute Peak Fund Level" or "Absolute Peak Index Level," as applicable.

Averaging Dates means the dates specified in the relevant pricing supplement.

Barrier Event means either an Intra-Day Barrier Event or Closing Barrier Event, as specified in the relevant pricing supplement. The relevant pricing supplement may specify another method for monitoring the Underlying. For example, the relevant pricing supplement may specify weekly monitoring for purposes of determining whether the Underlying has increased above the Upper Barrier or declined below the Lower Barrier.

Basket Component means each Fund or Index included in a Basket.

Business Day means, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Closing Barrier Event means any day during the Observation Period where the Closing Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier or declines below or, if specified in the relevant pricing supplement, equals, the Lower Barrier.

Closing Level means:

(a) for an Index, the closing level of such Index on the relevant date of calculation;

(b) for a Fund, the Closing Price of one share of the Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund; and

(c) for a Basket, the closing level of the Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.

Closing Price for one share of a Fund on any Trading Day means:

- if the Fund is listed or admitted to trading on a U.S. national securities exchange, the last reported sale price for one share of the Fund, regular way, of the principal trading session on such day on the principal U.S. national securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Fund is listed or admitted to trading; or

- if the Fund is listed or admitted to trading on any U.S. national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price for one share of the Fund of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board operated by the Financial Institution Regulatory Authority on such day; or

- if the Fund is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the last reported sale price for one share of the Fund of the principal trading session on the OTC Bulletin Board on such day; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the shares of the Fund (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Commodity Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component tracks commodity-linked instruments, as determined by the calculation agent.

Contingent Return means a return, the method of calculation for which will be specified in the relevant pricing supplement.

Currency Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component tracks currencies or currency-linked instruments, as determined by the calculation agent.

Equity Based means, when referring to an Underlying or a Basket Component, that the Underlying or Basket Component is a security or tracks or is composed of securities, as determined by the calculation agent.

Exchange Traded Instrument means a futures contract relating to a commodity which is tracked in a Commodity Based Underlying or Basket Component.

Final Basket Level means the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Final Fund Level means the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Final Index Level means the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Final Underlying Level means one of the following, as applicable:

- Final Basket Level
- Final Index Level
- Final Fund Level

Final Valuation Date means the date specified in the relevant pricing supplement.

Index Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, England.

Initial Basket Level means the Closing Level of the Basket on the trade date (which will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.

Initial Fund Level means the Closing Level of the Fund on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Index Level means the Closing Level of the Index on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Underlying Level means one of the following, as applicable:

- Initial Basket Level
- Initial Index Level
- Initial Fund Level

Intra-Day Barrier Event means any day during the Observation Period where the Intra-Day Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier or declines below or, if specified in the relevant pricing supplement, equals, the Lower Barrier.

Intra-Day Level means:

(a) for an Index, the level of such Index at any time during the relevant date of calculation;

(b) for a Fund, the Intra-Day Price of one share of such Fund during the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund; and

(c) for a Basket, the level of such Basket during the relevant date of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.

Intra-Day Price for one share of a Fund at any time during any Trading Day (including at the close) means:

- if the Fund is listed or admitted to trading on a national securities exchange (other than the NASDAQ Stock Market), the most recently reported sale price of one share of the Fund, regular way, at such time during the principal trading session on such day on the principal national securities exchange registered under the Exchange Act on which the Fund (or any such other security) is listed or admitted to trading; or

- if the Fund is a security of the NASDAQ Stock Market, the most recently reported sale price of one share of the Fund, regular way, at such time during the principal trading session on such day quoted by the NASDAQ Stock Market; or

- if the Fund is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the FINRA, the most recently reported sale price of one share of the Fund at such time during the principal trading session on the OTC Bulletin Board Service on such day.

Issue Price means 100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

Lock-In Level means one or more specified percentages, typically expressed as a level of appreciation of the Underlying Level above the Initial Underlying Level, as specified in the relevant pricing supplement.

Lower Barrier means a level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Maximum Lock-In Level means a percentage equal to the highest Lock-In Level percentage reached or exceeded by the Underlying Level on any of the Observation Dates.

Maximum Return means a percentage which, if applicable, will be specified in the relevant pricing supplement.

Minimum Payment Amount means an amount that will be equal to or greater than 90% of the Principal Amount and equal to or less than 100% of the Principal Amount.

Minimum Return means an amount of the Principal Amount, which may be determined by applying a specified percentage to the Principal Amount. If applicable, the Minimum Return will be specified in the relevant pricing supplement.

Observation Dates means the days specified in the relevant pricing supplement, subject to postponement as described under "— Adjustments to Valuation Dates and Payment Dates."

Observation Period means the period of Trading Days (for Equity Based and Commodity Based Underlyings and Basket Components) or Business Days (for Currency Based Underlyings and Basket Components) on which no Market Disruption Event occurs, commencing on (and including) the trade date to (and including) the Final Valuation Date or the last Averaging Date, as applicable.

Participation Rate means a percentage which, if applicable, will be specified in the relevant pricing supplement.

Payment Return means either the Absolute Return, the Absolute Peak Return or the Contingent Return, as specified in the relevant pricing supplement.

Principal Amount means the denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

Relevant Exchange means:

(a) for each Equity Based Underlying or Basket Component or for a Fund separately, the primary organized exchanges or markets of trading for (i) any security then included in, or, for a Fund, any security issued by, such Underlying or Basket Component, or (ii) any futures or options contract or fund related to such Underlying or Basket Component or to any security then included in, or, for a Fund, any security of, such Underlying or Basket Component; and

(b) for each Exchange Traded Instrument included in a Commodity Based Underlying or Basket Component, the exchange specified for the Exchange Traded Instrument or its successor.

Share Adjustment Factor for each Underlying or Basket Component that is a Fund means, unless otherwise specified in the relevant pricing supplement, 1.0, subject to adjustments as described under "— Anti-dilution Adjustments for Funds" below.

Trading Day means:

(a) for each Equity Based Underlying or Basket Component separately or for a Fund, a day, as determined by the calculation agent, on which trading is generally conducted on each Relevant Exchange for the Underlying or Basket Component; and

b) for each Exchange Traded Instrument underlying a Commodity Based Underlying or Basket Component separately, a day, as determined by the calculation agent, on which each Relevant Exchange for such Exchange Traded Instrument is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Underlying Level means on any day, the Closing Level of the applicable Underlying.

Underlying Return means:

$$\frac{\text{Final Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.

Upper Barrier means a level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Payment at Maturity

The notes may not guarantee the full return of your initial investment and do not pay periodic interest payments. Instead, at maturity, you will receive a cash amount, if any, based on the performance of the Underlying, as described in the relevant pricing supplement.

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Final Valuation Date, Averaging Date, trade date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying is required and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a trade date, the Maturity Date or any other date on which a payment is made to the holder of the notes based on the value of an Underlying on such Valuation Date (together with the Maturity Date, a "**Payment Date**") will be adjusted as well. Payment Dates will also be adjusted if they are not Business Days or Index Business Days, as applicable.

As used in the following sections, "Underlying" refers to an individual Index or Fund to which a note is linked. For Underlyings that make up a Basket, adjustments for Market Disruption Events will be applied to the individual Basket Components.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of notes. If this is the case, the pricing supplement will set out how the adjustments will occur.

If a note is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

Equity Based Underlyings or Basket Components

Adjustments to Valuation Dates for Equity Based Underlyings or Basket Components

For Underlyings or Baskets composed exclusively of Basket Components which are Equity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days as applicable.

If:

(a) a Valuation Date is not a Trading Day with respect to any Underlying or Basket Component; or

(b) a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, will be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Underlying or Basket Component occurs or is continuing. The Valuation Date for any such Underlying or Basket Component will not be postponed later than the fifth scheduled Trading Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not a Trading Day with respect to such Underlying or Basket Component; or

(b) a Market Disruption Event for such Underlying or Basket Component occurs or is continuing on the Fifth Day,

then, on the Fifth Day the Closing Level of such Underlying or Basket Component will be determined by the calculation agent (i) in the case of an index, using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Trading Day for such relevant Underlying or Basket Component, using the Closing Level of each constituent of such Underlying or Basket Component, as applicable (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the Closing Level that would have prevailed but for such suspension or limitation or non-Trading Day) on the Fifth Day, and (ii) in the case of a Fund, in good faith and in a commercially reasonable manner.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a) for Basket Components not disrupted on the original Valuation Date, the published Closing Levels of such Basket Components on the original Valuation Date;

(b) for Basket Components disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published Closing Levels of such Basket Components on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Components disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates for Equity Based Underlyings or Basket Components

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event or otherwise, the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed.

Market Disruption Events for Equity Based Underlyings or Basket Components

With respect to an Equity Based Underlying or Basket Component, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes:

• for an Underlying or Basket Component which is a Fund, the occurrence or existence of a suspension, absence or material limitation of trading in shares of the Fund on the Relevant Exchange for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the Relevant Exchange as a result of which the reported trading prices for the Fund shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchanges; or

- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) shall be based on a comparison of:

- the portion of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) attributable to that security, relative to

- the overall level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor),

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Underlying or Basket Component by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Underlying or Basket Component; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying or Basket Component are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Commodity Based Underlyings and Basket Components

Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

For Underlyings or Baskets composed exclusively of Basket Components which are Commodity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days.

If a Market Disruption Event affecting one or more Exchange Traded Instruments included in an Underlying or Basket Component is in effect on a Valuation Date or if any Valuation Date is not a Trading Day with regard to any Exchange Traded Instrument, the calculation agent will calculate the Closing Level of such Underlying or Basket Component for the Valuation Date using:

(a) for each Exchange Traded Instrument, the weight of the Exchange Traded Instrument within the Commodity Based Underlying or Basket Component on the Valuation Date;

(b) for each Exchange Traded Instrument for which the Valuation Date was a Trading Day and which did not suffer a Market Disruption Event on such day, the closing price for such Exchange Traded Instrument on that day; and

(c) subject to the following paragraph, for each Exchange Traded Instrument for which the Valuation Date was not a Trading Day or which suffered a Market Disruption Event on such Valuation Date, the closing price for the Exchange Traded Instrument on the immediately succeeding Trading Day for such Exchange Traded Instrument on which no Market Disruption Event occurs or is continuing with respect to or affecting such Exchange Traded Instrument (a "**Good Day**").

If a Good Day does not occur by:

(x) the scheduled Trading Day after a trade date (as that term is defined in the pricing supplement); or

(y) the fifth scheduled Trading Day after the scheduled Valuation Date (other than a trade date), then the calculation agent will determine and use in calculating the Closing Level of the Underlying or Basket Component the closing price for the affected Exchange Traded Instrument on the scheduled Trading Day after the Trade Date or the fifth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Consequences for Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

If an adjustment is made for Market Disruption Events and non-Trading Days, and the date as of which the calculation agent determines the Closing Level of an Underlying or Basket Component falls less than three Business Days prior to the scheduled Payment Date, as applicable, corresponding to such Valuation Date, such Payment Date, as applicable, will be postponed to the third Business Day following the date as of which the calculation agent determines the Closing Level of the Underlying or Basket Component for such Valuation Date. If a scheduled Payment Date is not a Business Day, such Payment Date will be postponed to the next succeeding Business Day, subject to postponement in the event that a Market Disruption Event exists on the applicable Valuation Date as described above.

Market Disruption Events for Commodity Based Underlyings or Basket Components

With respect to a Commodity Based Underlying or Basket Component, a "**Market Disruption Event**" means a determination by the calculation agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes:

- a termination or suspension of, or material limitation or disruption in the trading of any Exchange Traded Instrument (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of an applicable Exchange Traded Instrument imposed by the Relevant Exchange on which such Exchange Traded Instrument is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such Relevant Exchange) within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- the settlement price of any Exchange Traded Instrument within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component) has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of the Relevant Exchange; or

- failure by the Relevant Exchange or other price source to announce or publish the settlement price of any Exchange Traded Instrument within an Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- failure by the Sponsor of an Underlying or Basket Component (or the relevant successor Underlying or Basket Component) to publish the Closing Level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component); or

- a Commodity Hedging Disruption Event (as defined below).

Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components

If a Commodity Hedging Disruption Event occurs, we will have the right, but not the obligation, to accelerate the payment on the notes by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such Commodity Hedging Disruption Event occurred. The amount due and payable per Principal Amount of notes upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event.

A "**Commodity Hedging Disruption Event**" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the notes ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Currency Based Underlyings and Basket Components

Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

For Underlyings or Baskets composed exclusively of Basket Components which are Currency Based, the following adjustments will be made for Market Disruption Events and non-Index Business Days.

If:

(a) a Valuation Date is not an Index Business Day with respect to any Underlying or Basket Component; or

(b) a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date, then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, may, in the discretion of the calculation agent, be postponed to the immediately succeeding Index Business Day on which no Market Disruption Event for such Underlying or Basket Component occurs or is continuing. The Valuation Date for any such Underlying or Basket Component will not be postponed later than the fifth scheduled Index Business Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not an Index Business Day with respect to such Underlying or Basket Component; or

(b) a Market Disruption Event for such Underlying or Basket Component occurs or is continuing on the Fifth Day,

then, on the Fifth Day the calculation agent will determine the Closing Level of such Underlying or Basket Component using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Index Business Day for such Underlying or Basket Component, using the level of each constituent of such Underlying or Basket Component (or, if trading in the relevant constituents has been materially suspended or materially limited, the calculation agent's good faith estimate of the level of each constituent that would have prevailed but for such suspension or limitation or non-Index Business Day) on the Fifth Day.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a) for Basket Components not disrupted on the original Valuation Date, the published Closing Levels of such Basket Components on the original Valuation Date;

(b) for Basket Components disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the published Closing Levels of such Basket Components on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Components disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed.

Market Disruption Events for Currency Based Underlyings or Basket Components

With respect to a Currency Based Underlying or Basket Component, a "**Market Disruption Event**" means any of the following:

• A currency exchange rate used in the calculation of the Underlying or Basket Component splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert a currency used in the calculation of the Underlying or Basket Component (an "**Index Currency**") into U.S. dollars in the home country for such Index Currency (the "**Index Currency Jurisdiction**") through customary legal channels;

- An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index Currency between accounts inside the Index Currency Jurisdiction for such Index Currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index Currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the calculation agent determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Component;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The calculation agent determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Underlying or Basket Component and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor of the Underlying or Basket Component itself acting in good faith in a commercially reasonable manner;

- The calculation agent determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying or Basket Component, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Hedging Disruption Event**");

- Any other event which means the Sponsor of the Underlying or Basket Component fails to publish the Closing Level of the Underlying or Basket Component; and

- Any event that the calculation agent determines may lead to any of the foregoing events.

Hybrid Baskets

If a Basket contains a mix of Equity Based, Commodity Based or Currency Based Basket Components (a "**Hybrid Basket**"), the Valuation Date for each Basket Component will be adjusted in accordance with the provisions set out above. If there are two or more Basket Components which are Equity Based, Commodity Based or Currency Based, the Valuation Date for those Basket Components will be adjusted as if the Basket Components formed a Basket by themselves.

If the scheduled Payment Date for a hybrid Basket is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event occurring with respect to any Basket Component or otherwise, the Final Valuation Date or final Averaging Date for any Basket Component is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following the last Final Valuation Date or final Averaging Date, as postponed, to occur for the Basket Components.

Discontinuation of an Index; Alteration of Method of Calculation

If the Sponsor of an Index discontinues publication of the Index and the Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a "**Successor Index**"), then any Closing Level will be determined by reference to the level of such Successor Index at the close of trading on the relevant exchange or market for the Successor Index on any date on which a value for the Index must be taken for the purposes of the note, including any Valuation Date ("**Relevant Date**").

Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Sponsor discontinues publication of the Index prior to, and such discontinuance is continuing on, any Relevant Date, and the calculation agent determines, in its sole discretion, that no Successor Index is available at such time, or the calculation agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to and such discontinuation is continuing on such Relevant Date, then the calculation agent will determine the Index Closing Level for such date. The Index Closing Level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant notes has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Index or Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index or Successor Index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Closing Level with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified so that the level of the Index or such Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such Successor Index), then the calculation agent will adjust the Index or such Successor Index in order to arrive at a level of the Index or such Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Discontinuance of a Fund and/or its Tracked Index; Alteration of Method of Calculation

If a Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), then any level of the Fund required for the purposes of the notes will be determined by the calculation agent and will be deemed to equal the product of (i) the closing level of the index which the Fund seeks to track (the "**Tracked Index**") (or any successor index to the Tracked Index, as described below) on any Relevant Date (taking into account any material changes in the method of calculating the Tracked Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the closing price of the Fund and the denominator of which is the closing level of the Tracked Index (or any Successor Tracked Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a closing price of the Fund was available.

If the Sponsor of the Tracked Index discontinues publication of the Tracked Index and the Sponsor or another entity publishes a successor or substitute index that the Issuer, as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Tracked Index (such index being referred to herein as a "**Successor Tracked Index**"), then any subsequent closing level following a Liquidation Event will be determined by reference to the published value of such Successor Tracked Index at the regular weekday close of trading on any Trading Day on which the closing level is relevant to the payment at maturity.

Upon any selection by the calculation agent of a Successor Tracked Index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to DTC, as holder of the note, within three Trading Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the note, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Sponsor discontinues publication of the Tracked Index prior to, and such discontinuance is continuing on, the Relevant Date following a Liquidation Event and the Issuer, as the calculation agent, determines, in its sole discretion, that no Successor Tracked Index is available at such time, then the calculation agent will determine the closing level of the Tracked Index for such date. Such closing level will be computed by the calculation agent in accordance with the formula for calculating the Tracked Index last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant notes has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on the Relevant Date of each security most recently composing the Tracked Index without any rebalancing or substitution of such notes following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Tracked Index may adversely affect the value of the notes.

Anti-dilution Adjustments for Funds

The Share Adjustment Factor, the Initial Fund Level and Final Fund Level for each Fund are subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to any Share Adjustment Factor will be required unless such Share Adjustment Factor adjustment would require a change of at least 0.1% of such Share Adjustment Factor then in effect. A Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for any Fund after the close of business on the Business Day immediately preceding each Valuation Date.

No adjustments to the Share Adjustment Factor for any Fund will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Closing Level of a Fund on any Trading Day during the term of the notes.

Share Splits and Reverse Share Splits

If the shares of a Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of shares which a holder of one share of a Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund is subject to a share dividend, *i.e.*, an issuance of additional shares of a Fund that is given ratably to all or substantially all holders of shares of a Fund, then, once the dividend or distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of additional shares issued in the share dividend or distribution with respect to one share of a Fund.

Non-cash Distributions

If a Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of a Fund to all or substantially all holders of shares of a Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred to under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Current Market Price of one share of a Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Fund means the arithmetic average of the closing prices of one share of a Fund for the ten Trading Days prior to the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

"**Ex-dividend date**" means the first Trading Day on which transactions in the shares of a Fund trade on the Relevant Exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of a Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for a Fund by an amount equal to at least 10% of the closing price of a Fund on the first Trading Day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Closing Price of a Fund on the Trading Day before the ex-dividend date and the denominator of which is the amount by which that Closing Price exceeds the extraordinary dividend amount.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Closing Levels and Underlying Return or Payment Return and the Payment at Maturity on the notes. In addition, the calculation agent will determine whether a Maximum Lock-In Level applies, or whether there has been a Market Disruption Event or a discontinuation of any of the Underlyings or Basket Components and whether there has been a material change in the method of calculating any of the Underlyings or Basket Components. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Closing Levels and Underlying Return or Payment Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Events of Default" in the accompanying prospectus is a description of events of default relating to debt notes including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the notes have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration shall be the corresponding Averaging Dates. If the notes have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying on the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt notes is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any notes exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as notes depositary for the notes. The notes will be issued only as fully-registered notes registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the notes. It applies only to an investor who purchases notes at their original issuance for the Issue Price and holds those notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the notes as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. investors who are present in the United States for 183 days or more in the taxable year in which their notes are sold or retired.

In addition, we will not attempt to ascertain whether any entity included in or constituting any Underlying or Basket Component would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "United States real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the Securities and Exchange Commission or the equivalent governmental authority by such entities and consult your tax adviser regarding the possible consequences to you if any such entity is or becomes a PFIC or a USRPHC.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a term of one year or less

The following discussion applies only to notes with a term of one year or less (from but excluding the settlement date to and including the last possible date that the notes could be outstanding).

Unless otherwise specified in the applicable pricing supplement, the notes should be treated as short-term debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling will be requested from the IRS. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are unclear. The remainder of this discussion assumes that the notes are treated as short-term debt instruments.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange of the notes. If you are an accrual-method taxpayer (or a cash-method taxpayer who elects to accrue income on the notes currently), you will be subject to rules that generally require accrual of income on short-term debt instruments on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. However, because the amount due on the notes at maturity is uncertain, it is not clear how such accruals should be determined. You should consult your tax adviser regarding the amount and timing of any accruals (including the potential consequences if a Lock-In Level is reached on any Observation Date).

Upon a sale, exchange or retirement of a note, you will recognize gain or loss equal to the difference between the amount received and your basis in the note. Your basis in the note should equal the amount paid to acquire the note increased, if you accrue income on the note currently, by any previously accrued but unpaid income. The amount of any resulting loss will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The excess of the amount received at maturity over your basis in the note should be treated as ordinary income. It is not clear whether or to what extent gain recognized upon a sale or exchange prior to maturity should be treated as capital gain or ordinary income. You should consult your tax adviser regarding this issue.

If you are a cash-method taxpayer and you do not make the election to accrue interest currently, you may be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

Notes with a term of more than one year

The following discussion applies only to notes with a term of more than one year.

Unless otherwise specified in the applicable pricing supplement, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, and the remainder of this discussion assumes this treatment.

In general, the notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income in each year the OID on the notes as described below, although we will not make any payment with respect to the notes prior to maturity. We are required to determine a "comparable yield" for the notes. The "comparable yield" generally is the yield at which, in similar general market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" representing a payment at maturity that would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise specified in the applicable pricing supplement, you may obtain the comparable yield and projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the applicable pricing supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals and any adjustments thereto in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS.

Accordingly, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of the notes, that equals the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the notes, adjusted for the length of the accrual period, and (iii) the number of days during the accrual period that you held the notes divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its "issue price" (which we assume will be the Issue Price) increased by any interest income previously accrued. Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note prior to its scheduled maturity, you will recognize taxable gain or loss equal to the difference between the amount you receive and your basis in the note. Your basis in a note will equal the cost thereof, increased by the amount of interest income accrued by you in respect of the note. Any gain will be treated as interest income and any loss will be treated first as ordinary loss, to the extent of previous interest inclusions, and then as capital loss.

At maturity, you will be treated as receiving the amount of the payment set forth in the projected payment schedule. If the amount you actually receive at maturity is more than the projected amount, the excess will be treated as additional interest income to you. If the amount you actually receive at maturity is less than the projected amount, this shortfall will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income for that taxable year, thereafter will be treated as an ordinary loss to the extent of previous interest inclusions, and thereafter will be treated as capital loss.

Losses on a sale or at maturity are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to other limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the amount of the payment at maturity on a note becomes fixed. For this purpose, a payment will be treated as fixed if the remaining contingencies with respect to it are remote or incidental. Under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed amount thereof in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your basis in the notes. The character of any gain or loss on a sale or exchange of your notes also would be affected. You should consult your tax adviser concerning the application of these rules.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Unless otherwise specified in the applicable pricing supplement, payments to you on the notes, and any gain realized on a sale or exchange of the notes, should be exempt from U.S. federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income from the notes is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Accruals of OID and proceeds received from a sale, exchange or retirement of the notes generally will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. While we cannot predict an outcome, such hedging activity or other hedging or investment activity could potentially affect the relevant Underlying (including the Initial Underlying Level), which could affect your return on the notes at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could affect the Closing Levels of the relevant Underlying on such dates, which could have an adverse effect on the value of the notes. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant Underlying or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the aggregate Principal Amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for any offering in which DBSI participates will comply with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Principal Amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

THE UNDERLYINGS

Funds

In the relevant pricing supplement we will provide summary information regarding any Funds to which the notes will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information.

Companies with securities registered under the Exchange Act and the Investment Company Act of 1940, as amended, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the Funds and the components underlying the Funds may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Indices

In the relevant pricing supplement we will provide summary information regarding any Indices to which the notes will be linked based on publicly available information. We have not participated in the preparation of, or verified, such publicly available information. The Indices to which payment on the notes will be linked may also be described in an underlying supplement relating to the notes.

General

This product supplement, any relevant underlying supplement and the relevant pricing supplement relate only to the notes offered thereby. We have derived any and all disclosures contained in this product supplement, any relevant underlying supplement and the relevant pricing supplement regarding the Funds or Indices described therein from the publicly available documents described above. In connection with offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the Funds or Indices described therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Funds (and therefore the Share Adjustment Factor) or Indices described therein have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Funds or Indices described therein could affect the Payment at Maturity with respect to the notes and, therefore, the trading prices of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlyings.

We or our affiliates may currently or from time to time engage in business with the companies underlying the Funds or Indices, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about such companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Funds or Indices. As a prospective purchaser of a note, you should undertake an independent investigation of the Funds or Indices as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

We describe various risk factors that may affect the market value of your notes, and the unpredictable nature of that market value, under "Risk Factors" above.